Exhibit 4.24

Loan Agreement, dated September 27, 2011, between Bank Benleumi, First
International Bank of Israel Ltd., as lender, and the Registrant, as borrower.

(English Summary of Documents in Hebrew)

Date: September 27, 2011

Parties: Bank Benleumi, First International Bank of Israel Ltd. (Lender)

AudioCodes Ltd. (Borrower)

Loan No. 1:

Principal Amount: $3,375,000

Currency: U.S. Dollar

Interest Rate: LIBOR + 2.1% per year.

Maturity: September 27, 2017.

Principal Repayment: 24 equal quarterly payments.

Interest Repayment: Quarterly with repayment of principal.

Loan No. 2:

Principal Amount: $3,375,000

Currency: U.S. Dollar

Interest Rate: LIBOR + 3.1% per year.

Maturity: September 27, 2017.

Principal Repayment: 24 equal quarterly payments.

Interest Repayment: Quarterly with repayment of principal.

Pledge

First ranking charge on all the Borrower's rights and future incomes arising from its financial deposits at the Lender's bank accounts.

Covenants

Current covenants in other loan provided by Lender to Borrower shall continue to exist, except for the following amendments:

Shareholders' equity:

-	Not less than $ 40,000,000 and ratio of Shareholders' equity to the total balance sheet no less than 25%.

Cash and investments:

-	Investments defined as long-term deposits up to 2 years and trading bonds with A or greate rating maturing in less than 3 years.
-	Following repayment of 2% Senior Convertible Notes Due 2024, accounts receivable and cash and investments not less than $50,000,000; cash and investments not less than $30,000,000 and cash balance not less than $15,000,000.

Borrower not permitted to declare dividends, pay management fees, interest or other payments to shareholders, or repay loans to shareholders until Borrower's liabilities to Lender pursuant to the loans are repaid in full.

-	The limitation does not prohibit dividends or repurchase of shares of up to $25,000,000.